UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 21, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL CONSOLIDATES READY-TO-ASSEMBLE
FURNITURE FACILITIES

•

Closure of Carina factory will see production shifted to other furniture facilities

•

No impact on Company earnings

Montreal, January 21, 2004 – Dorel Industries (TSX: DII.A, DII.B; NASDAQ: DIIBF) announced today it is closing the Carina Furniture factory in Brampton, Ontario. Carina was acquired last September and is now part of Dorel’s Home Furnishings segment. Bob Klassen, head of the Ready-to-Assemble furniture division, said the closure is in line with the Company’s strategy of making optimum use of its manufacturing facilities. “Carina was purchased primarily for its sales, customer base and avenues of distribution. While the addition of Carina has provided important new retail markets for Dorel, a number of factors have placed the future viability of the plant in serious doubt.”

Mr. Klassen said that unfortunately the Carina factory is unlikely to meet the Company’s efficiency targets in a very competitive environment, especially as the strength of the Canadian dollar continues to erode margins. A significant portion of the Carina production will be transferred to the high efficiency Cornwall, Ontario facility.

“As expected, Carina has proven to have excellent relationships with customers in the office superstore and do-it-yourself retail chains in the United States and Canada. This has opened promising new markets for Dorel. A consistent strength of Dorel has been our ability to identify and rapidly implement synergies following acquisitions. As the number two RTA furniture producer in North America, we must act decisively to serve our customers in the best possible manner,” commented Mr. Klassen.

Various options for employees

The consolidation will affect some 300 employees at the Brampton plant. Workers will be offered the option of relocating to the Cornwall, Ontario factory. The Company is also working with various provincial and federal departments to coordinate available programs with a view to assisting employees as much as possible. Carina will set up on-site resumé clinics to help workers prepare for a transition to other jobs elsewhere. “Carina has good people and we are confident that most of them will be successful in finding new employment.”

The cost of the closure will be incorporated into the cost of the acquisition and will have no negative impact on Dorel’s 2004 earnings.

Profile

Dorel designs, markets, and distributes brand name consumer products globally. It specializes in two market segments: juvenile products and home furnishings. Dorel's extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of Ready-to-Assemble (RTA) furniture for home and office use as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,800 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Toronto and Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries, Carina Furniture Ltd. and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group, which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

January 21, 2004